NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

OR DISSEMINATION IN THE UNITED STATES

PREMIER ROYALTY INC. ANNOUNCES $30 MILLION BOUGHT DEAL FINANCING

THUNDER BAY, ON, December 19, 2012 – PREMIER ROYALTY INC. (NSR:TSX) (the “Company”) announces that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including CIBC World Markets Inc., RBC Capital Markets, Canaccord Genuity Corp., Stonecap Securities Inc., National Bank Financial Inc., and Mackie Research Capital Corporation (collectively, the “Underwriters”), with PowerOne Capital Markets Limited acting as a selling group member, to purchase on a bought deal basis, 15,000,000 common shares (the “Shares”) of the Company at a price of $2.00 per Share, for aggregate gross proceeds of $30,000,000. The Underwriters will also have the option, exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase up to an additional 2,250,000 Shares. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be $34,500,000.

The Company plans to use the net proceeds from the offering for the acquisition of royalties and for general corporate purposes.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada (other than the Province of Quebec) pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about January 17, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

This press release is not an offer or a solicitation of an offer of common shares for sale in the United States. The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

FOR FURTHER INFORMATION PLEASE CONTACT:

PREMIER ROYALTY INC.

Abraham Drost, P.Geo., President & CEO
Phone: 807-476-2401 Fax: 807-476-2409
Email: info@premierroyalty.com
Web Site: www.premierroyalty.com

Nicole Marchand, Investor Relations
416-428-3533

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about the offering, including the use of proceeds from the offering and the scheduled closing date thereof. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Bridgeport Ventures Inc.’s management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Royalty disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.